THE LAW OFFICE OF JILLIAN SIDOTI



38730 Sky Canyon Drive
Suite A
Murrieta, CA 92596
(323) 799-1342
www.jilliansidoti.com

January 13, 2014

Filer Desk
Mail Stop 3040
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

>**Re: REIA Investments, LLC**
>**Amendment No. 5 to Offering Statement on Form**
>**1-A Filed February 4, 2013**
>**File No. 024-10341**

Dear Mr. Dang,

Please see the responses to your comments below.

<u>We have substantial doubt…, page 7</u>

1. We note your revision to the heading of this risk factor in response to comment 3 from our letter dated November 5, 2013. Please remove all references to your auditor in the heading and detailed description of this risk factor as your financial statements are now unaudited.

   We have updated this to read:

   We have substantial doubt about our ability to continue as a going concern. Our future success is dependent upon our ability to raise additional capital from the sale of Units and, ultimately the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment.

   Our ability to continue is dependent upon our ability to raise additional capital from the sale of Units and, ultimately, the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Our auditor's report has been removed as our auditor that provided our audit has since lost his ability to audit financial statements as a PCOAB auditor.

Material U.S. Federal Income Tax Considerations, page 43

2.   You provide a summary and discuss the treatment of limited liability companies as partnerships. Please tell us why the tax consequences are not material to your investors. Alternatively, please include a tax opinion with your next amendment. Please refer to Staff Legal Bulletin 19 located on our website.

Please see the included tax opinion to satisfy this comment.

Capital Account Maintenance, page 48

3.   We note the revised disclosure that Preferred Member's Capital Account balances will be reduced by losses or "a return of Capital Contribution." Please revise to clarify here that cash distributions from "cash available from operations" are not considered a "return of Capital Contribution," if true. Also, please revise to describe the type of distribution that would constitute a return of Capital Contribution.

Cash distributions from operation are not considered a return of Capital Contribution. To this end, we have made the following adjustment here and in the Operating Agreement:

Cash Distributions

Promptly after the end of each quarter, the Company will make distributions of Cash Available from Operations in amounts to be determined at the sole discretion of the Manager, as follows:
1) First, to the Class A, Class B, and Class C Preferred Members, pro rata in accordance with their percentage interests in the Company, in an amount equal to their Class Preferred Return, annualized, on their Capital Account Balance. Class Preferred Return shall mean the preferred return designated to a particular class of Preferred Members. Those Class A Preferred Members shall receive a Class Preferred Return of 7% annualized. Those Class B Preferred Members shall receive a Class Preferred Return of 6% annualized. Those Class B Preferred Members shall receive a Class Preferred Return of 5% annualized.
    a) If Cash Available for Distributions do not permit returns in 1 above, then returns shall be provided on a pro rata basis whereby each Member will be reduced at the same ratio. For example, if there is only enough in distributions to permit the Class A Preferred Members to receive a 6% Preferred Return, this will be a reduction of 14%. Therefore, Class B Members will be reduced by 14%, and Class C Members will be reduced by 14%. Any remaining cash will be held by the Company until such time where Cash Available for Distributions allows the Company to meet its obligations under 1 above. Until all Members receive their full distribution they are entitled to under 1 above, no other distributions under this Section shall be made.
    b) In the event of a shortfall in any given year in 1(a) above, such distributions will accumulate and carry forward to the following periods.
2) Then, to the Manager, in an amount equal to 75% of distributable Cash Available From Operations, as determined by the Manager, after the distributions to the Preferred Members as set forth in 1 above and 25% of distributable Cash Available from Operations to the Preferred Members, pro rata in accordance with the Capital Account Balances.

3) Such Distributions from Cash Available from Operations would not result in a reduction of the Capital Contribution of a Member. Only distributions from a Capital Transaction will result in a reduction in Capital Contribution.

Capital Transactions

In the event of a Capital Transaction (as defined in the Operating Agreement of the Company), the proceeds from such a Capital Transaction will first go to pay any indebtedness on the property involved in the Capital Transaction, then will be distributed as follows:
1. First, to the Preferred Members, in an amount equal to 100% of that portion of each Preferred Member's capital account allocated to the property involved in the Capital Transaction, based upon the cost of that property as a percentage of the cost of all properties purchased by the Company ("**Cost Basis**"). This will result in a Capital Contribution reduction unless such an allocation described herein is not distributed to the Members, but rather reinvested in another Property or asset.
2. Second, to the Preferred Members holding Class A, Class B, and Class C Units, in accordance with their Percentage Interests, until the Preferred Members have received total distributions equal to their designated Class Preferred Return per annum return on their Capital Account Balance.
3. Third, to the Manager, in an amount equal to 75% of remaining proceeds from the capital transaction and 25% to the Members, prorata in accordance with their Capital Account Balance

Withdrawal from Fund, page 49

4.   We note your responses to comments 6-8. Where a member's request is not fully satisfied, please clarify if the member must resubmit their request for the next quarter or if such prior request remains outstanding.

The Member need not resubmit their request for the next quarter. Their prior request will remain outstanding, and all requests will continue to be served on a "first come, first serve" basis. This has been amended here and in the Operating Agreement.

Financial Statements, page F-1

5.   We note that the index to your financial statements clearly indicates that each of the financial statements is unaudited except for the Statements of Changes in Net Assets Attributable to the Member from inception to December 31, 2012. Please revise.

We have updated this to read "unaudited."

Statement of Changes in Net Assets Attributable to the Member, page F-4

6.   Please revise to clearly indicate that the entire statement is unaudited. Currently, only one line item is marked as such.
We have made this change and have also updated the financial statements for the year ended December 31, 2013.

If you have any questions or need any additional information to grant qualification, please advise.

Sincerely,



Jillian Ivey Sidoti, Esq.

Enclosures